Exhibit 99.1

VivoPower International PLC Announces Establishment of Advisory Council and Appointment of Eric Achtmann

LONDON, September 15, 2020 - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the formation of the VivoPower Advisory Council with the objective of helping the Company successfully execute on its strategic pivot to commercial electric vehicles and sustainable energy solutions. In addition, we are delighted to welcome Eric Achtmann as the first member of the Advisory Council.

Based in Boston, Eric is an entrepreneurial executive and board member with a history of exponential value creation in challenging growth and transformation environments. Eric’s established track record of success driving innovation, transformation, and growth spans multiple industries in multi-billion-dollar publicly traded and private companies including Dana Inc, BMW, Airbus, McDonnell-Douglas, McKinsey, and Whitbread PLC / Costa Coffee. Eric began his career as a design and software engineer with BMW and Airbus. He was selected as part of the US Congress’ Lean Aerospace Initiative where he focused on Lean Manufacturing for the F/A-18 Super Hornet Strike Fighter at the highly regarded McDonnell-Douglas Phantom Works. After completing his MS, Aero & Astronautics and MBA in Finance from MIT, Eric was recruited by McKinsey to focus initially on M&A and subsequently pioneered McKinsey’s advanced product development business. He subsequently co-founded and was managing partner of a pan-European venture capital fund and has since engaged in the creation of numerous companies including ReClimate (data analytics for renewable energy). At Dana Inc. (NYSE: DAN), Eric worked closely with the CEO and executive team to define and drive key strategic innovation initiatives. Since 2016, Eric has led a management and advisory firm, Global Capital Group (“GCX”), based in Germany that partners with global clients to “pivot, repurpose, innovate and transform” their businesses. Passionate about innovation, people development and social responsibility, Eric is a frequent speaker and university lecturer (professor), and a US Air Force AFWerx and Techstars Mentor, as a well as a member of the Boston Committee on Foreign Relations. He is a Founding Member of Meggitt PLC’s Technology Advisory Board (LSE: MGGT), Expert Advisor to the European Commission, and Senior Advisor at McKinsey, amongst other roles.

Executive Chairman and CEO of VivoPower, Kevin Chin commented, “I am honoured to welcome Eric to the VivoPower Advisory Council. I have been keen to collaborate with Eric for some time, having learned about his feats, notably the hyper-transformation of Costa Coffee into a high-growth, technology-enabled global franchise, which contributed significantly to its $5.1bn acquisition by Coca Cola. Given his very uncommon skills and experience that span design, engineering, technology, business and finance, I am convinced that Eric will be able to guide us as we execute on our strategic pivot to commercial electric vehicles and sustainable energy solutions. His prior mobility sector experience will be highly relevant in this regard, as will his extensive rolodex globally. We will be announcing the recruitment of other high-calibre Advisory Council members over the coming weeks that are similarly well qualified to assist VivoPower in its transformation.”

VivoPower Advisory Council member, Eric Achtmann commented, “Given my passion for innovation, people development and social responsibility, I am very proud to join this remarkable team and mission. Having reviewed VivoPower’s strategy, I look forward to working closely with Kevin and his team to support VivoPower as it executes on its battery electric vehicles and sustainable energy solutions strategy.”

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com